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                             October 30, 2023

       Anthony Brian Goodman
       Chief Executive Officer
       Golden Matrix Group, Inc.
       3651 S. Lindell Road, Suite D131
       Las Vegas, NV 89103

                                                        Re: Golden Matrix
Group, Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed October 20,
2023
                                                            File No. 001-41326

       Dear Anthony Brian Goodman:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed October 20, 2023

       Independent Auditor's Report, page F-28

   1.                                                   Please address the
following as it relates to the Independent Auditor   s report for Meridian
                                                        Tech d.o.o Group
(Meridianbet Group   s):
                                                            Revise to include
an opinion on Meridianbet Group   s financial statements at, and for
                                                            the year ended,
December 31, 2021.
                                                            Confirm that the
financial statements were audited in accordance with U.S. generally accepted audited
standards (U.S. GAAS) and revise the reference to International
                                                            Standards on
Auditing to instead refer to U.S. GAAS.
                                                            Clarify if the
reference to a    true and fair    view has the same meaning as    presents
                                                            fairly    and
revise the opinion to replace the true and fair reference.
                                                            Revise to either
provide an audit report that includes an opinion on
                                                            whether the
financial statements comply with IFRS as issued by the IASB or provide a reconciliation
from IFRS to U.S. GAAP in the financial statement footnotes.

              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Anthony Brian Goodman
Golden Matrix Group, Inc.
October 30, 2023
Page 2

action by the staff.

       Please contact Austin Pattan at 202-551-6756 or Jeff Kauten at 202-551-3447 with any other questions.



                                                          Sincerely,
FirstName LastNameAnthony Brian Goodman
                                                          Division of
Corporation Finance
Comapany NameGolden Matrix Group, Inc.
                                                          Office of Technology
October 30, 2023 Page 2
cc:       David M. Loev
FirstName LastName